Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

August 3, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Altimar Acquisition Corp. II

           Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Altimar Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), we confidentially submit a draft registration statement on Form S-4 (the “Registration Statement”), which is being filed in connection with the business combination between the Company and Fathom Holdco, LLC. The Registration Statement is confidentially submitted pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012, as amended, for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:     Tom Wasserman

Altimar Acquisition Corp. II